     SilverCrest Identifies Large Bulk Tonnage Target at La Joya;

Hole 17 intercepts 205.2m Grading 92.7 gpt Silver Equivalent

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – November 14, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that data compilation for the Phase I drilling program and a newly received historic database has identified a large, near-surface bulk tonnage target at its La Joya property in Durango, Mexico. The compilation by SilverCrest has involved data and/or drill core review of 51 historic holes (14,786 metres) and 26 Company drill holes (5,716 metres) totaling 20,502 metres of drilling in 77 holes on the property. Verification or validation work completed by an Independent Qualified Person included review of 22 historic holes, Company drill information, geologic mapping, sampling, geochemistry, and historic airborne and ground geophysics. The compilation of these data will be incorporated into the upcoming NI43-101 Technical Report and resource estimate.

All 26 SilverCrest drill holes and 27 historic drill holes (verified with assays) intersected polymetallic mineralization that includes silver (Ag), copper (Cu), gold (Au), lead (Pb), zinc (Zn), tungsten (W) and molybdenum (Mo). Thirty three widely-spaced holes approximately 100 metres apart have identified a large, near-surface bulk tonnage target in the Phase I drilling area along the Main Mineralized Trend (“MMT”) at La Joya. The MMT is defined, by using results from the Company’s Phase I program and validated historic drill hole information, as a semi-continuous Ag-Cu-Au-Pb-Zn mineralized corridor with current “drilled-defined” dimensions of approximately 1,000 metres by 500 metres. The MMT includes a combination of wide vertical stockwork zones and multiple-stacked, polymetallic, stratabound horizons up to 230 metres in vertical thickness with grades ranging from 15.9 gpt to 202.4 gpt Ag equivalent*.

The remaining 44 holes that lie outside the Phase I drilling area have identified extensions to current mineralization along the MMT (see news release dated October 17, 2011) and have discovered a number of additional separate targets. Information from the historic database has extended the “overall” dimensions of the Main Mineralized Trend to greater than 2.5 kilometres in strike length by approximately one kilometre in width (see table on next page, attached maps and sections).

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer stated; “In our first review of the Phase I results we focussed on the higher grade intercepts, but with the receipt of significant historical data we recognized the potential for a much larger, lower grade deposit. The key to identifying the presence of a potential large, near-surface bulk tonnage deposit is establishing continuity of the mineralization and grades of the drill hole intercepts. Our initial geological computer-generated model is increasing our confidence in the continuity and our ability to apply it to the anticipated La Joya resource estimates. The upcoming Phase II drill program will further systematically test the continuity and grade of mineralization in the Phase I area, as well as along the extensions of the Main Mineralized Trend.”

The several styles of mineralization have been identified at La Joya as follows;

1)	at least 6 multi-stacked, polymetallic, disseminated sulfide, stratabound horizons and mantos up to 50 metres in true thickness with Ag-Cu-Au-Pb-Zn mineralization,

2)	at least 6 structurally-controlled vertical stockwork zones up to 50 metres in true width with Ag-Cu-Au mineralization,

3)	a Contact Zone with the underlying intrusive up to 100 metres in true thickness with Ag-Cu-Au-Pb-Zn-W mineralization, and

4)	pervasive gold and tungsten mineralized halos proximal to the underlying intrusive.

The attached sections, AA’ and BB’, show the overall inferred continuity of the polymetallic, stratabound horizons, mantos and the Contact Zone, cross-cut by wide mineralized stockwork zones. Longitudinal Section AA’ is along the main axis of a northwest-southeast trending anticline and is looking northeast. Section BB’ is a cross section of the MMT looking north and intercepts Section AA’ at hole SAC98-04. The stratabound horizons, mantos and Contact Zone are more continuous proximal to the centre of the sections where they are influenced by the axis of an anticlinorium. Late stage stockwork zone placement along the axis positively impacts mineralization where the highest grades tend to be located. True thicknesses of mineralization in drill holes can be approximated from the attached sections.

The following table presents the weighted, uncut average assay results (excluding Pb, Zn, Mo and W) of the 33 drill holes located within the Phase 1 area which identify the potential bulk tonnage deposit at La Joya. Twenty five of the 26 holes drilled by the Company in Phase I are stated in the table below with most significant hole intercepts. Selective higher grade intervals for these holes were previously announced and can be reviewed in news releases dated March 7, 2011, June 6, 2011 and October 17, 2011.

Hole	From (m)	To (m)	Interval (m)	Ag gpt	Cu %	Au gpt	Ag (gpt)
							equiv. *
L J DD11-1	28.2	182.6	154.4	30.7	0.28	0.18	64.4
L J DD11-2	165.8	200.0	34.2	44.3	0.06	0.27	64.4
L J DD11-3	137.5	160.6	23.1	25.5	0.29	0.37	71.2
L J DD11-4	23.5	90.7	67.2	63.4	0.33	0.10	97.3
L J DD11-5a	151.9	176.2	24.3	10.3	0.03	0.14	20.5
L J DD11-6	180.6	196.9	16.3	14.8	0.03	0.04	19.3
L J DD11-7	29.3	94.2	64.9	17.8	0.18	0.10	38.6
L JDD11-8	19.3	89.0	69.7	15.5	0.18	0.20	41.9
L J DD11-9	21.0	111.8	90.8	19.4	0.12	0.17	39.3
L J DD11-10	0.0	107.0	107.0	24.1	0.25	0.19	55.9
L J DD11-11	0.0	57.0	57.0	31.8	0.15	0.05	46.8
L J DD11-12	0.0	30.0	30.0	7.4	0.08	0.02	15.9
L J DD11-13	9.0	26.0	17.0	15.2	0.10	0.03	25.5
L J DD11-14	27.0	60.0	33.0	19.1	0.15	0.09	37.0
L J DD11-16	75.0	106.0	31.0	29.9	0.09	0.22	49.8
L J DD11-17	27.0	232.2	205.2	44.9	0.44	0.18	92.7
L J DD11-18	30.0	93.8	63.8	28.7	0.23	0.13	55.4
L J DD 11-19	69.0	153.4	84.4	55.7	0.29	0.16	89.6
L J DD 11-20	15.0	221.6	206.6	23.0	0.16	0.17	46.4
L J DD 11-21	30.0	91.9	61.9	36.2	0.35	0.18	75.9
L J DD11-22	2.0	209.0	207.0	17.2	0.08	0.07	28.5
L J DD11-23	100.1	168.0	67.9	17.7	0.15	0.41	53.1
L J DD11-24	48.0	100.2	52.2	35.6	0.08	0.11	48.9
L J DD11-25	184.5	226.2	41.7	17.4	0.19	0.26	47.8
L J DD11-26	0.0	265.0	265.0	17.1	0.10	0.23	38.2
SAC98-01	39.0	105.0	66.0	52.6	0.29	0.04	80.1
SAC98-02	115.0	209.0	94.0	24.7	0.12	0.15	43.5
SAC98-03	13.8	234.0	220.2	33.7	0.18	0.12	55.9
SAC98-04	9.0	104.0	95.0	43.6	0.21	0.34	79.8
SAC98-05	202.0	216.0	14.0	26.8	0.29	0.29	67.8
SAC98-06	45.0	276.0	231.0	11.0	0.10	0.11	25.6
S-9	51.4	290.0	238.6	16.7	0.16	0.15	38.7
LB98-04	401.7	437.8	36.1	86.0	1.22	0.21	202.4

*Cutoff of 15 gpt Ag equivalent, Ag equivalent is based on 100% metallurgical recovery, combination of Ag, Cu, Au only and price ratios of 86:1- Cu:Ag and 55:1- Ag:Au. Metals prices used to determine ratios were US$ 24/oz for Ag; US$ 3/lb for Cu and US$ 1200/oz for Au. Minimum 2 metre width for mineralized intercept. All numbers are rounded.

Company hole LJ DD11-15 not presented in the table intercepted the “gold-tungsten halo” from surface to 64.0 meters grading 7.8 gpt Ag, 0.1 % Cu, 0.13 gpt Au and 0.074 % W. This hole is currently considered to be outside of the Main Mineralized Trend. Holes SAC98-01 to 06, S-9 and LB98-04 are historic holes that have been validated by an Independent Qualified Person for the purpose of NI43-101 reporting. Currently, only these 8 historic holes and all 26 Company holes have been independently validated for resource estimation purposes. Work is ongoing to further validate additional historic information.

There are numerous lead and zinc values in selected drill hole intervals grading up to 2.5 % combined Pb and Zn over 16.6 metres, which are not included in the silver equivalent calculations. High grade selective molybdenum intervals have been intersected in drill holes grading up to 0.7 % Mo over 1.5 metres. In addition to the silver, copper, gold, lead, zinc and molybdenum mineralization, the La Joya property potentially hosts a large, near-surface bulk tonnage tungsten deposit. This target partially overlaps polymetallic mineralization within the Main Mineralized Trend. Grades for near-surface tungsten range from 0.02 to 0.50% W. Further results on tungsten will be provided once compilations have been completed.

All sample preparation for Company-drilled holes and validation of historic results was completed by ALS Chemex in Zacatecas, and analyzed by ALS Chemex in North Vancouver. Selected samples were analyzed at the Company’s lab at its Santa Elena Mine, and were re-run at ALS Chemex for verification and QA/QC purposes.

Additional Targets Outside the MMT

Surface work, recent geophysics and historic drilling have outlined additional targets at La Joya with excellent potential for continued discoveries (see attached map). Further drilling in these areas is planned for the Phase II program.

Cerro Coloradito: This target lies approximately 1 kilometre west of the MMT. It has been drilled with 7 widely spaced drill holes, all of which contain significant values of Ag, Cu, Au, and Mo. Historic hole S-4 intercepted 76.2 metres from surface grading 24 gpt Ag, 0.15 gpt Au and 0.076 % molybdenum (Mo). Eight holes are proposed to further test this target by Q2 2012.

Santo Nino: This target is approximately 1 kilometre east of the MMT and has been tested with 3 widely spaced drill holes. Historic hole S-1, intercepted 24.3 metres grading 11.8 gpt Ag, 0.45% Cu, and 0.12 gpt Au. Six holes are proposed to further test this target by Q2 2012.

La Esperanza: This target is approximately 500 metres northeast of the MMT and contains an underground historic mine with geology and mineralization similar to the MMT. Five holes are proposed to further test this target by Q2 2012.

The Company is completing a resource estimate for La Joya and a NI 43-101 Technical Report which is anticipated in Q4 2011. A Phase II program is currently in the planning stage, and contemplates a program of approximately 60 drill holes, in excess of 10,000 metres, to begin in Q4 2011 at an estimated cost of US$3 million.

The Company has the right to acquire 100% of the La Joya Property which is located approximately 75 kilometres southeast of the city of Durango, Mexico. The property is located in a productive mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. Please reference our website at www.silvercrestmines.com for more information, photos, a video and figures on La Joya.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a potential large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This presentation contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securites Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws risks related to the Company’s status as a foreign private issuer; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

608000
608500
609000
609500
610000
610500
611000
611500
2641500
2641000
2640500
2640000
La Esperanza
El Coloradito
Santo
Niño
A
A'
B
B'
VALIDATED HISTORIC HOLE
HISTORIC HOLE
SILVERCREST
PHASE I HOLE
ROAD
MAIN MINERALIZED TREND
LA JOYA PHASE I
(Ag-Cu-Au-W-Pb-Zn)
LA JOYA PHASE II
(Ag-Cu-Au-W-Pb-Zn)
El Coloradito
(Ag-Au-Mo-W)
Santo Niño
(Ag-Cu-Au-W-Pb-Zn)
La Esperanza
(Ag-Cu-Au-?)
CONTOUR INTERVAL 10m
GRAPHIC SCALE
(IN METERS)
100 0 50 100 200 300 400 500
1 : 5000
SilverCrest
de México S.A. de C.V.
Project:
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO.
DRILL HOLE LOCATIONS AND TARGETS
Drawn by:
AGC
Scale:
1:5,000
Date:
NOV. 2011
By:
DPT. GEOL.
SilverCrest
de México S.A. de C.V.

609200
609600
610000
610400
2641000
2640600
2640200
A
A'
B
B'
1 Km Long
Phase I Potential
Resource Area
Phase II
Drilling
Est. 500m wide
S-9
SAC98-01
SAC98-02
SAC98-03
SAC98-04
SAC98-05
SAC98-06
07
08
06
04
05
01,02,03
14
10
09
21
16
17, 18, 20
24
23
11
13
12
25
22
19
26
15
ANTICLINE
MAIN MINERALIZED TREND
STOCKWORK: MINERALIZED ZONE
FELDSPAR PORPHYRY DIKE
ROAD
HISTORIC HOLE
VALIDATED HISTORIC HOLE
SVL DRILL HOLE
DUMP
SMALL OLD WORKING
UNDERGROUND WORK
CONTOUR INTERVAL (10 m)
GRAPHIC SCALE
(IN METERS)
50 0 50 200m
SilverCrest
de México S.A. de C.V.
Project:
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO.
GEOLOGIC AND DRILL HOLE MAP
Drawn by:
NEF
Scale:
1:2,000
Date:
NOV2011
By:
DPT. GEOL.

A
A’
~ 1,000m
~ 230m
SAC98-06
SAC98-05
38.2/265m
79.8/95m
40.8/14m
15.4/26m
25.6/231m
67.8/14m
92.7/205.2m
SAC98-04
SAC98-03
64.4/154.4m
75.9/61.9m
39.3/90.8m
19, 20, 22
55.9/107m
38.6/9.6m,
43.8/10.8m
97.3/67.2m
38.6/64.9m
S-9
SAC98-01
SAC98-02
48.9/62.2m
53.1/67.9m
37/33m
80.1/66m
41.9/69.7m
71.2/23.1m
20.5/24.3m
64.4/34.2m
38.7/238.6m
19.3/16.3m
LB98-04
202.4/36.1m
43.5/94m
47.8/41.7m
55.9/220.2m
28.5/207m
46.4/206.6m
89.6/84.4m
Section B-B’
2500. 0Y
2400. 0Y
2300. 0Y
300. 0X
500. 0X
700. 0X
188.2/14m Ag EQ gpt/metre
SVL DRILL HOLE
HISTORIC HOLE, ASSAY VALIDATION
GOLD - TUNGSTEN PERVASIVE HALO
MINERALIZED STRUCTURE & STOCKWORK
INTRUSIVE : PORPHYRITIC FELDSPAR/MONZONITE
CONTACT ZONE
POLYMETALLIC, STRATABOUND HORIZONS & MANTOS
HORNFELS/MARBLE
>15 gpt Ag eq.
GRAPHIC SCALE
0
100
SilverCrest
LA JOYA PROJECT
Section A-A’
Looking North East

Note: Shows major intercepts only. Please refer to current news release and previous new releases on La Joya for more details.
Most holes are projected into or out of the section, therefore, some distortions may occur. All locations are approximate.

B
B'
~ 900m
SAC98-06
SAC98-05
40.8/14m
25.6/231m
46.4/206.6m
38.2/265m
48.9/52.2m
15.4/26m
26
55.9/220.2m
20
24
23
28.5/207m
19
22
80.1/66m
67.8/14m
79.8/95m
25.5/17m
25
SAC98-02
46.8/57m
SAC98-01
?
53.1/67.9m
89.6/84.4m
25.7/17m
47.8/41.7m
43.5/94m
Section A-A'
188.2/14m Ag EQ gpt/metre
SVL DRILL HOLE
ANTICLINE
HISTORIC HOLE, ASSAY VALIDATION
GOLD - TUNGSTEN PERVASIVE HALO
MINERALIZED STRUCTURE & STOCKWORK
INTRUSIVE : PORPHYRITIC FELDSPAR/MONZONITE
CONTACT ZONE
POLYMETALLIC, STRATABOUND HORIZONS & MANTOS
HORNFELS/MARBLE
> 15 gpt Ag eq.
GRAPHIC SCALE
0
100
SilverCrest
LA JOYA PROJECT
Section B-B'
Looking North

Note: **Shows major intercepts only.** Please refer to current news release and previous new releases on La Joya for more details.
Most holes are projected into or out of the section, therefore, some distortions may occur. All locations are approximate.